Exhibit 21.1

Subsidiaries of STAAR Surgical Company

Name of Subsidiary	Other Names Under Which it Does Business	State or Other Jurisdiction of Incorporation
STAAR Surgical UK LTD	None	United Kingdom
STAAR Surgical AG	None	Switzerland
STAAR Japan Inc.	STAAR Surgical Kabushiki Kaisha	Japan
STAAR Surgical PTE. LTD	None	Singapore
STAAR Optical Equipment Technology (Shanghai) Co., LTD	None	China
STAAR Surgical CHINA CO., LTD	None	China
STAAR Surgical India Private Limited	None	India